CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 28th 2007

________________

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company relating to the proposals for re-election of retiring directors, refreshment of the scheme mandate limit, general mandates to issue and to repurchase shares and notice of Annual General Meeting (the “AGM”) together with a form of proxy for the AGM.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name: Tai Kwok Hung

Title: Company Secretary

Dated: November 28th, 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should hand this circular and the accompanying form of proxy at once to the purchaser or transferee or the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

PROPOSALS FOR

RE-ELECTION OF RETIRING DIRECTORS,

REFRESHMENT OF THE SCHEME MANDATE LIMIT,

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting of City Telecom (H.K.) Limited to be held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 24 December 2007 at 11:00 a.m. is set out on pages 15 to 19 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending the meeting.

28 November 2007

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“AGM”	the annual general meeting of the Company to be held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 24 December 2007 at 11:00 a.m.;

“Annual Report”	the annual report of the Company for the year ended 31 August 2007;

“Articles of Association”	the articles of association of the Company;

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	the board of Directors;

“Company”	City Telecom (H.K.) Limited;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	23 November 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“Option”	an option to subscribe for Shares granted or available for grant under the Share Option Scheme;

“Ordinance”	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Refreshment”	the proposed refreshment of the 10% general limit on the grant of options under the Share Option Scheme and any other share option scheme(s) of the Company;

DEFINITIONS

“Scheme Mandate Limit”

the maximum number of Shares which may be issued upon the exercise in full of options available to be granted by the Board on behalf of the Company from time to time under the Share Option Scheme and any other share option scheme(s) of the Company;

“Share(s)”	share(s) of HK$ 0.10 each in the share capital of the Company;

“Shareholder(s)”	registered holder(s) of Share(s);

“Share Option Scheme”	the existing share option scheme of the Company adopted and approved by the Shareholders at the extraordinary general meeting held on 23 December 2002;

“Share Repurchase Rules”	the applicable provisions under the Listing Rules to regulate the repurchase by companies of their own securities listing on the Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“substantial shareholder”	has the meaning ascribed thereto under the Listing Rules;

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers;

“the 1997 Share Option Scheme”

the share option scheme of the Company adopted and approved by the Shareholders by ordinary resolution on 12 July 1997, and was terminated on 23 December 2002 upon adoption and approval by the Shareholders of the Share Option Scheme; and

“%”	per cent.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

Directors:	Registered Office:
Wong Wai Kay, Ricky	Level 39
Cheung Chi Kin, Paul	Tower 1, Metroplaza
Lai Ni Quiaque	No. 223 Hing Fong Road
Cheng Mo Chi, Moses+	Kwai Chung
Lee Hon Ying, John*	New Territories
Chan Kin Man*	Hong Kong
Peh Jefferson Tun Lu*
+ non-executive director * independent non-executive directors

28 November 2007

To the Shareholders

Dear Sirs/Madams,

PROPOSALS FOR

RE-ELECTION OF RETIRING DIRECTORS,

REFRESHMENT OF THE SCHEME MANDATE LIMIT,

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

I.	INTRODUCTION

The Company will propose at the AGM resolutions to, inter alia, (i) re-elect retiring Directors, (ii) refresh the Scheme Mandate Limit and (iii) grant to Directors general mandates to issue and to repurchase Shares.

The purpose of this circular is to give you notice of the AGM and to provide you with further information reasonably necessary for you to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

II.     RE-ELECTION OF RETIRING DIRECTORS

Pursuant to the Articles 96 and 99 of Articles of Association, Messrs. Lee Hon Ying, John and Peh Jefferson Tun Lu will retire at the AGM and, being eligible, will offer themselves for re-election. The Board proposes to re-appoint Messrs. Lee Hon Ying, John and Peh Jefferson Tun Lu as Directors at the AGM. Biographical details of each of Messrs. Lee Hon Ying, John and Peh Jefferson Tun Lu are set out in Appendix I to this circular.

III.    REFRESHMENT OF THE SCHEME MANDATE LIMIT

Pursuant to the Listing Rules and the Share Option Scheme, the Scheme Mandate Limit may not exceed 10% of the Shares in issue as at the date of approval or adoption of the Share Option Scheme by the Shareholders. The Scheme Mandate Limit may be refreshed by the Shareholders in general meeting from time to time.

At the extraordinary general meeting of the Company held on 23 December 2002, the Shareholders approved the adoption of the Share Option Scheme and the Scheme Mandate Limit, being 10% of the Shares in issue as at 23 December 2002 (i.e. 50,302,066 Shares).

At the annual general meeting of the Company held on 29 December 2004, the Shareholders approved the refreshment of the Scheme Mandate Limit, being 10% of the Shares in issue as at 29 December 2004 (i.e. 61,407,340 Shares). Accordingly, after the refreshment of the Scheme Mandate Limit on 29 December 2004, the Directors are able to grant Options for subscription up to 61,407,340 Shares under the Share Option Scheme and any other share option scheme(s) of the Company.

As at the Latest Practicable Date, Options have been granted which entitle their respective holders to subscribe for a total of 71,280,000 Shares of which 19,820,000 have lapsed or have been cancelled or exercised. Accordingly, Options which entitle their respective holders to subscribe for a total of 51,460,000 Shares (representing approximately 8.25% of the issued share capital of the Company as at the Latest Practicable Date) remain outstanding and unexercised as the Latest Practicable Date.

The Board wishes to retain the flexibility to be able to make new grants of Options under the Share Option Scheme as desirable and, given the growth in the size of the Group, the increase in the number of employees and the Options already granted since the adoption of the Share Option Scheme, the Board wishes to take this opportunity to recommend for Shareholders’ approval at the AGM that the Scheme Mandate Limit be refreshed. The Directors consider that the refreshment of the Scheme Mandate Limit is in the interests of the Group and the Shareholders as a whole as it enables the Company to grant Options to eligible participants to reward and motivate them to strive for the future development and expansion of the Group.

Pursuant to the Listing Rules, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company at any time must not exceed 30% of the

LETTER FROM THE BOARD

Shares in issue from time to time. No options shall be granted under any share option scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

If the Scheme Mandate Limit is refreshed, the Board will be able to grant Options for subscription of up to 62,409,340 Shares, being 10% of 624,093,404 Shares in issue as at the date of the AGM and assuming that no further Shares will be issued and/or repurchased prior to the AGM.

The total number of Shares which may fall to be issued upon exercise of all Options granted since adoption of the Share Option Scheme on 23 December 2002 but yet to be exercised, or have not been lapsed or cancelled are 51,460,000, representing 8.25% of the total number of Shares in issue as at the Latest Practicable Date. There are no options granted under the 1997 Share Option Scheme which are still outstanding and yet to be exercised, or which have not been lapsed or cancelled. Therefore, if the Scheme Mandate Limit is refreshed at the AGM, the aggregate maximum number of Shares that may be issued pursuant to (i) the grant of Options and options under other any other option scheme(s) under the Scheme Mandate Limit so refreshed, being 62,409,340 Shares, and (ii) the number of outstanding Options aforesaid, being 51,460,000 Shares, is 113,869,340, representing 18.25% of the total number of Shares in issue as at the date of the AGM, assuming that no further Shares will be issued and/or repurchased prior to AGM.

As required by the Share Option Scheme and the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the refreshed Scheme Mandate Limit such that the total number of Shares which may be issued upon exercise of all Options to be granted under the refreshed Scheme Mandate Limit must not exceed 10% of the total number of Shares in issue as at the date of approval of the refreshed Scheme Mandate Limit.

Application will be made to the Listing Committee of the Stock Exchange by the Company for the listing of and permission to deal in the Shares representing a maximum of 10% of the total number of Shares in issue as at the date of approval of the refreshed Scheme Mandate Limit which may be issued pursuant to the exercise of the options to be granted under the Share Option Scheme and any other share option scheme(s) of the Company.

IV.    GENERAL MANDATES

At the annual general meeting of the Company held on 29 December 2006, general mandates were given to the Directors to exercise all powers of the Company, inter alia, (i) to repurchase Shares the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on 29 December 2006 and (ii) to allot, issue and deal with Shares not exceeding the sum of 20% of the aggregate nominal amount of the issued share capital of the Company on 29 December 2006 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the then issued share capital of the Company) of any Shares repurchased by the Company.

LETTER FROM THE BOARD

Under the terms of the Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the AGM, unless renewed at that meeting. Resolutions set out as resolutions No. 6 to 8 in the notice of the AGM will be proposed at the AGM to renew these mandates. With reference to these resolutions, the Directors wish to state that they have no immediate plans to repurchase any Shares or to issue any new Shares pursuant to the relevant mandates.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the proposed repurchase of Shares is set out in Appendix II to this circular. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

V.      AGM

The AGM Notice is set out on pages 15 to 19 of this circular. A form of proxy for use at the AGM is enclosed.

Whether or not you intend to attend the AGM, you are requested to complete the form of proxy accompanying the notice of AGM and deposit it at the Company’s share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the AGM. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Poll Procedures

Articles 71 to 77 of the Articles of Association set out the procedures under which a poll may be demanded.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand of a poll) a poll is properly demanded or is required under the Listing Rules or any other applicable law or regulations. Subject to the Companies Ordinance, a poll may be demanded by:

(a)	the chairman of the meeting; or

(b)	at least three members present in person or by proxy and entitled to vote; or

(c)

any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

LETTER FROM THE BOARD

(d)

any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than three months after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

In the case of a equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall, subject to Article 80A, be entitled to an additional or a casting vote.

LETTER FROM THE BOARD

VI.    RECOMMENDATION

The Directors believe that the re-election of the retiring Directors, the refreshment of the Scheme Mandate Limit and the granting of the general mandates to issue and to repurchase Shares are all in the interests of the Company and the Shareholders as a whole and accordingly, the Directors recommend you to vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Wong Wai Kay, Ricky
Chairman

APPENDIX I	DETAILS OF DIRECTORS TO BE RE-ELECTED

In accordance with the Articles of Association, the following Directors will retire from office at the AGM and, being eligible, will offer themselves for re-election:

1.

Mr. LEE Hon Ying, John (“Mr. Lee”), aged 61, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman – Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Engineering and Technology, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information system from the Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director since June 1997. Mr. Lee has not held any other directorship in any listed company in the last 3 years.

Under the service contract between Mr. Lee and the Company, the appointment of Mr. Lee as an independent non-executive director of the Company is for a term of one year subject to retirement by rotation and re-election at the AGM in accordance with the Articles of Association. Mr. Lee’s remuneration as an independent non-executive director is fixed at HK$168,000 per annum by reference to his duties and responsibilities within the Company. The said sum of HK$168,000 per annum is covered by the said service contract.

Mr. Lee has not previously held and is not holding any other position with any companies within the Group and he does not have any relationship with any director, senior management, substantial or controlling shareholder of any company within the Group and does not have any interests in Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as at the Latest Practicable Date.

Mr. Lee has not been involved in any of the matters which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

APPENDIX I	DETAILS OF DIRECTORS TO BE RE-ELECTED

2.

Mr. PEH Jefferson Tun Lu (“Mr. Peh”), aged 48, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master degree in business from the University of Technology, Sydney. He has over 25 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh was an Executive Director of Recruit Holdings Limited (a company whose shares were listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited until 23 July 2007, after which that company’s shares are listed on the Main Board of the Stock Exchange of Hong Kong Limited by way of introduction) during the period from 12 March 2007 to 31 August 2007.

Save as disclosed above, Mr. Peh has not held any other directorship in any listed company in the last 3 years.

Under the service contract between Mr. Peh and the Company, the appointment of Mr. Peh as an independent non-executive director of the Company is for a term of one year subject to retirement by rotation and re-election at the AGM in accordance with the Articles of Association. Mr. Peh’s remuneration as an independent non-executive director is fixed at HK$157,500 per annum by reference to his duties and responsibilities within the Company. The said sum of HK$157,500 per annum is covered by the said service contract.

Mr. Peh has not previously held and is not holding any other position with any companies within the Group and he does not have any relationship with any director, senior management, substantial or controlling shareholder of any company within the Group and does not have any interests in Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as at the Latest Practicable Date.

Mr. Peh has not been involved in any of the matters which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules to be sent to the Shareholders in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance.

SHARE REPURCHASE RULES

The Share Repurchase Rules provide that all proposed repurchase of securities by a company with listing on the Stock Exchange must be approved in advance by an ordinary resolution of its shareholders in general meeting, either by way of a general mandate or by a specific approval of a particular transaction. A maximum of 10% of the fully paid-up securities of a company as at the date of the passing of the relevant resolution may be repurchased on the Stock Exchange.

SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of the Company comprises 2,000,000,000 Shares and the number of Shares in issue was 624,093,404.

Subject to passing of the relevant ordinary resolution and on the basis that no further Shares will be issued or repurchased prior to the AGM, the Company would be allowed to repurchase a maximum of 62,409,340 Shares, equivalent to 10% of the issued share capital of the Company during the Relevant Period (as hereinafter defined) in which the general mandate to repurchase Shares remains in force. Any Shares repurchased pursuant to the general mandate to repurchase Shares must be fully paid-up.

“Relevant Period” means the period from the date of the passing of the relevant ordinary resolution on the general mandate to repurchase Shares until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association, or the laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the aforesaid ordinary resolution is revoked or varied by the passing of an ordinary resolution of the Shareholders in general meeting.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to have a general authority from Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders as a whole.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with the Articles of Association and the laws of Hong Kong. The laws of Hong Kong provide that the amount of capital repaid in connection with a Share repurchase may only be paid out of either the profits that would otherwise be available for dividends or the proceeds of a fresh issue of shares made for that purpose. The premium payable on a repurchase of Shares may only be paid out of either the profits that would otherwise be available for dividends or out of the share premium account of the Company. It is envisaged that any such repurchase of Shares would be appropriately financed by the Company’s distributable profits.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, there could be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors is from time to time inappropriate for the Company.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the repurchase mandate will be in accordance with the Listing Rules and the applicable laws of Hong Kong.

DIRECTORS’ DEALING

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have any present intention, in the event that the proposed repurchase mandate is granted by the Shareholders, to sell the Shares to the Company.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

CONNECTED PERSONS

No connected person of the Company has notified the Company that he has a present intention to sell the Shares held by him to the Company, or has undertaken not to do so, in the event that the proposed repurchase mandate is granted by the Shareholders.

EFFECT OF THE TAKEOVERS CODE

If as a result of a Share repurchase a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert (depending on the level of increase of Shareholder’s interests) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. As at the Latest Practicable Date, the controlling Shareholders, Messrs. Wong Wai Kay, Ricky and Cheung Chi Kin, Paul, together with their associates (including Top Group International Limited) beneficially owned 353,046,999 Shares representing approximately 56.57% of the total issued share capital of the Company and their shareholding will be increased to approximately 62.86% of the total issued share capital of the Company if the repurchase mandate is exercised in full. The Directors believe that by such increase such Shareholders together with their associates would not become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

No repurchase would be made by the Company of the Shares without the Stock Exchange’s prior approval if such repurchase would result in less than 25% of the issued share capital of the Company being in public hands.

SECURITIES REPURCHASES MADE BY THE COMPANY

No repurchase has been made by the Company of the Shares on the Stock Exchange in the six months prior to the Latest Practicable Date.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the twelve months up to the Latest Practicable Date were as follows:

	Shares
Month	Highest price	Lowest price
	HK$	HK$

2006
December	0.85	0.72

2007
January	1.65	0.80
February	1.70	1.30
March	1.42	1.15
April	1.48	1.24
May	2.25	1.38
June	2.25	2.10
July	2.16	1.96
August	2.06	1.70
September	2.04	1.87
October	4.10	1.95
November up to the Latest Practicable Date	3.20	1.80

NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of the Company will be held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 24 December 2007 at 11:00 a.m. for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2007;

2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 August 2007;

3.	To re-elect Messrs. Lee Hon Ying, John and Peh Jefferson Tun Lu as directors;

4.	To authorise the board of directors to fix the directors’ remuneration;

5.	To re-appoint auditors and to authorise the directors to fix their remuneration; and

As Special Business

6.	To consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT:

(a)

subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue and deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(b)

the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares or offer or issue of warrants, options or other securities of the Company giving rights to subscribe for shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

NOTICE OF ANNUAL GENERAL MEETING

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT:

(a)

subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)

the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in sub-paragraph (a) of this resolution above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT, subject to the passing of resolutions No. 6 and 7 above, the authority granted to the directors of the Company pursuant to resolution No. 6 above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate nominal amount of shares in the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 7 above, provided that such extended amount so

NOTICE OF ANNUAL GENERAL MEETING

repurchased shall not be more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution.”

9.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the shares of HK$0.10 each in the share capital of the Company (the “Shares”) to be issued pursuant to the exercise of options which may be granted under the Refreshed Scheme Mandate Limit (as defined below) under the share option scheme adopted by the Company on 23 December 2002 (the “Scheme”) and any other option scheme(s) of the Company (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Scheme and any other share option schemes of the Company),

(a)

the scheme limit in respect of the grant of options to subscribe for the Shares under the Scheme and any other option scheme(s) of the Company be refreshed provided that the total number of Shares which may be issued upon exercise of all options to be granted under the Scheme and any other option scheme(s) of the Company shall not exceed 10 per cent. of the total number of issued shares of the Company as at the date of the passing of this resolution (the “Refreshed Scheme Mandate Limit”); and

(b)

the directors of the Company be and are hereby unconditionally authorised to grant options to subscribe for shares up to the Refreshed Scheme Mandate Limit and to exercise all the powers of the Company to allot, issue and deal with the shares pursuant to the exercise of such options.”

By Order of the Board

Tai Kwok Hung

Company Secretary

Hong Kong, 28 November 2007

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.

Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.

Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.

In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.

The register of members of the Company will be closed from 19 December 2007 to 21 December 2007, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company’s Share Registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 18 December 2007.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

(or any adjournment thereof)

I/We (Note 1) __________________________________________________________________________________________________________________________________

of ___________________________________________________________________________________________________________________________________________

being the registered holder(s) of (Note 2) ________________________________________________________________________________ shares (the “Shares”) of HK$0.10 each in the share capital of City Telecom (H.K.) Limited (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Note 3)________________________________________________________________________________________________________________________________________________

of _________________________________________________________________________________________________________________________________________

as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting (the “Meeting”) of the Company to be held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 24 December 2007 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated (Note 4):

RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2007.
2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 August 2007.
3.	(a) To re-elect Mr. Lee Hon Ying, John as a director of the Company.
(b) To re-elect Mr. Peh Jefferson Tun Lu as a director of the Company.
4.	To authorise the board of directors to fix the directors’ remuneration.
5.	To re-appoint the auditors and to authorise the directors to fix their remuneration.
6.	To grant a general mandate to the directors to issue shares or securities convertible into shares of the Company.
7.	To grant a general mandate to the directors to repurchase shares of the Company.
8.

To extend the general mandate to the directors to issue shares and securities convertible into shares of the Company in resolution No. 6 by the amount of shares repurchased under the general mandate to the directors to repurchase shares in resolution No. 7.

9.

To authorise the board of directors to grant options under the existing share option scheme and any other share option schemes of the Company to the extent that the shares issuable upon the full exercise of all such options to be granted shall not be more than 10% of the issued share capital of the Company as at the date of the passing of this resolution.

Date	Signature (Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.

2.

Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

3.

If any proxy other than the chairman of the Meeting is preferred, strike out “HEREBY APPOINT THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. If no name is inserted, the chairman of the Meeting will, subject to the limitation as hereinafter mentioned, act as your proxy. Under the articles of association of the Company, a resolution put to the meeting shall be decided in the first instance on a show of hands unless a poll is properly demanded, and on a show of hands, every member present in person or being a corporation by a duly authorised representative shall have one vote.

4.

IMPORTANT: If you wish to vote for a resolution, tick in the box marked “For”. If you wish to vote against a resolution, tick in the box marked “Against”. If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.

In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof.

7.

Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the Meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.